SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 17 January 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement made on 02 January 2007
             2.  Transaction in Own Shares announcement made on 03 January 2007
             3.  Transaction in Own Shares announcement made on 04 January 2007
             4.  Transaction in Own Shares announcement made on 04 January 2007
             5.  Transaction in Own Shares announcement made on 05 January 2007
             6.  Transaction in Own Shares announcement made on 05 January 2007
             7. Director/PDMR Shareholding announcement made on 08 January 2007
             8.  Transaction in Own Shares announcement made on 10 January 2007
             9.  Director Declaration announcement made on 11 January 2007

Enclosure 1

Tuesday 2nd January 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 307.38 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 353,275,986 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,287,378,866.

The above figure (8,287,378,866) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 2

Wednesday 3 January 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 308.38 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 354,275,986 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,286,378,866.

The above figure (8,286,378,866) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 3

Thursday 4 January 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 284,197 ordinary shares at a minimum price of 154 pence per share and a maximum price of 236 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 353,991,789 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,286,663,063.

The above figure (8,286,663,063) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 4

Thursday 4 January 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 317.64 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 354,491,789 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,286,163,063.

The above figure (8,286,163,063) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 5

Friday 5 January 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 115,925 ordinary shares at a minimum price of 199.5 pence per share and a maximum price of 322.25 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 354,375,862 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,286,278,990.

The above figure (8,286,278,990) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 6

Friday 5 January 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 320.88 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 355,375,862 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,285,278,990.

The above figure (8,285,278,990) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORFD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Adjustment in technical interest of the above directors following the vesting of 54,446 shares to a participant in the BT Group Retention Share Plan.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORFD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

Adjustment in technical interest of the above directors following the vesting of 54,446 shares to a participant in the BT Group Retention Share Plan.


9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

322.25P

14. Date and place of transaction

05.01.07 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

08.01.07

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 5 JANUARY 2007 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 20,797,054 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT F CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 20,951 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

08.01.07

Enclosure 8

Wednesday 10 January 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 1,174,335 ordinary shares at a minimum price of 154 pence per share and a maximum price of 237 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 354,201,527 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,286,453,325.

The above figure (8,286,453,325) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 9

Thursday, 11 January 2007

                                  BT GROUP plc

                     NOTIFICATION UNDER LISTING RULE 9.6.13

BT Group plc announces that Deborah Lathen who becomes a director of BT Group plc on 1 February 2007 has no information to disclose in respect of Listing Rule 9.6.13.




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 17 January 2007